Exhibit (j)(2)(b)



            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Board of Directors of
Morgan Keegan Select Fund, Inc.:


We consent to the references to our firm for LEADER Short Term Bond Fund (the predecessor to the Regions Morgan Keegan Select Short Term Bond Fund) under the headings "Financial Highlights" in the Prospectus and "Independent Registered Public Accounting Firm" in the Statement of Additional Information.



Columbus, Ohio
October 31, 2005